April 29, 2005



VIA FACSIMILE

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549-0405
Attention:  Mr. Mark Wojciechowski
Fax:  (202) 942-9528

Re:      Gasco Energy, Inc. (the "Company")
         10-K for the fiscal year ended December 31, 2004
         File No. 001-32369

Ladies and Gentlemen:

         Set forth below are the responses of the Company to the comments of the staff of the Securities and Exchange Commission (the "Staff") in the comment letter of the Staff dated April 20, 2005 addressed to the Company. For your convenience, the comments provided by the Staff have been included before the response in the order presented in the comment letter. We have also attached the text of our Item 9A disclosure, which we will include in our amendment to our annual report on Form 10-K/A (the "Amendment"), which we plan to file on the date hereof, in order to comply with the Staff's exemption order of November 30, 2004.

1. In your discussion regarding the value of future net cash flows from reserves, we note you state that "we generally base the estimated discounted future net cash flows from proved reserves on prices and costs on the date of the estimate." Please explain to us why you use the term generally, which seems to imply that you have used other methods of determining the estimated value of proved reserves. If so, please explain to us what methods you have used.

RESPONSE: We have not used any other methods of determining our estimated value of proved reserves and will delete the word generally from this discussion in future filings.

2. In your document, please include the definition of proved reserves as defined in Regulation S-X Rule 4-10(a) and P. 34 of FAS 25.

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RESPONSE:  In future filings, we will include a glossary of oil and gas terms in which we will  include  the  definition  of  proved  reserves  set forth in Rule
4-10(a).

3. In your discussion regarding the additional working interest acquired in March 2004, you state that in May 2004, an unrelated third party exercised its right to purchase 25% of the acquired properties at the acquisition price. However, in your Form 8-K/A filed on 4/14/04, you state that the unrelated third party had the right to purchase the properties within 30 days following receipt of proper notice of the acquisition. Please explain to us why the unrelated third party was allowed to acquire these properties at the acquisition price if the sale did not occur within the prescribed 30 days.

Please also explain to us why the net revenue from the producing wells from the period 1/1/04 to 3/9/04 was recorded as a reduction to the purchase price. Please include the applicable literature you used to support your response.

RESPONSE: Subsequent to the filing of the Form 8-K/A on 4/14/04, the unrelated third party claimed that it did not receive the notice that we provided to them regarding the acquisition. In order to avoid any dispute, we provided a second notice that effectively extended the 30-day election period and allowed the unrelated third party to acquire these properties at the acquisition price.

The producing wells were acquired based on an effective date of 1/1/04. As is typical in an acquisition based on an earlier effective date, the terms of the acquisition provided for a reduction in purchase price equal to the amount of revenues received and retained by the seller from the effective date through the closing date. The revenue from the producing wells from the period 1/1/04 to 3/9/04 was recorded as a reduction to the purchase price in accordance with FAS 141 P. 48, 49 and 50.

4. We note your discussion regarding the impairment expense recorded in 2002 and that you believed the costs for the property exceeded the present value of future net revenue. Please expand your disclosure to clarify whether or not this impairment charge was recorded as a result of a full cost ceiling limitation. Please supplementally confirm to us that you did perform a full cost ceiling test for all periods presented and any impairment recorded was a result of a ceiling test limitation.

RESPONSE: Because we use the full cost method of accounting, we perform ceiling tests on a quarterly basis with respect to a pool consisting of all of our properties. We also take impairment charges for wells when the total cost of such well exceeds the estimated value of future cash flows of all of our proved reserves, discounted at 10%. All of the Company's recorded impairments to date are as a result of a ceiling test limitation. With respect to the well to which you refer in your question, a ceiling test was performed at the time the well was considered a dry hole using the Company's internal estimate of the present value of future net revenue of all of our proved reserves discounted at 10% and the resulting impairment was recorded. Because this well was the first well that the Company drilled, the Company did not have a formal reserve report at the time we determined this well to be a dry hole. For this reason we indicated that we believed the costs exceeded the present value of future net revenue because


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the timing of the impairment was prior to the  preparation of the Company's year end reserve report. In future filings, we will specify that the impairment was a result of a full cost ceiling test limitation. Please note that we have previously addressed this issue with the Staff in our response letter dated December 16, 2002, addressing a Staff comment letter dated December 11, 2002.

5. Also, we note that your disclosure focuses on one specific property rather than the entire full cost pool. Please expand your disclosure, if true, to clarify that you determined your impairment charge at the full cost pool level rather than the property level.

RESPONSE: Please see the response to question 4 above.

6. Please support your conclusion that preferred auction rate securities are available-for-sale investments, as defined in FAS 115.

RESPONSE: Auction rate securities are considered available-for-sale short term investments because these investments are bought and sold in the marketplace through a bidding process. If an auction fails because sell orders exceed buy orders, or if it fails for any other reason, existing holders must hold their positions until the next auction date. For this reason, these investments cannot be considered cash equivalents. The Company does not intend to hold these investments until maturity but rather holds them as available for sale.

7. Please expand your disclosure to explain the nature of the preferred auction rate securities, including its specific terms, as well as the nature of the underlying security. In addition, explain what an auction rate security is, how you determine its fair value and how they are traded. Finally, disclose where the values of the short term investments and resulting income and loss are reported in your financial statements.

RESPONSE: In future filings, we will add the following additional disclosure to our description of Short-term Investments included in Note 2 - Significant Accounting Policies:

         Preferred auction rate securities represent preferred shares issued by closed end funds and are typically traded at auctions that are held periodically at the time the dividend rate for the next period is set. The Company typically invests in triple A rated preferred auctions that have a dividend rate period of 28 days. These securities are stated at fair value based on quoted market prices. The income earned on these investments is included in interest income in the accompanying financial statements.

8. Please expand your disclosure to explain, in detail, the impact the adoption of FAS 143 had on your full cost accounting for oil and gas properties. Specifically address the interaction between FAS 143 and accounting for oil and gas activities under the full cost method. These disclosures include, but are not limited to, the calculation of the ceiling test and depreciation and amortization. Refer to SAB Topic 12.4.4 which can be located at our website at: http://www.sec.gov/interps/account/sab106.htm.

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RESPONSE:  In future filings, we will add the following additional disclosure to our FAS 143 disclosure in the Asset Retirement Obligation section of Note 2 - Significant Accounting Policies:

         The increase in carrying value of a property associated with the capitalization of an asset retirement cost is included in proved oil and gas properties in the consolidated balance sheets. The amounts added to proved oil and gas property costs are depleted. The future cash outflows associated with settling the asset retirement obligations that have been accrued in the accompanying balance sheets are excluded from the ceiling test calculations.

9. We note that you state the costs of unproved properties are withheld from the depletion base until they are either developed or abandoned. This does not appear to be consistent with Rule 4-10(c) (3) (ii) which states that these costs are excluded from the depreciation base "until it is determined whether or not proved reserves can be assigned to the properties." Please clarify to us and in your disclosure when such costs are transferred to the amortization base.

RESPONSE: The Company withholds costs of unproved properties from the depletion base until it is determined whether or not proved reserves can be assigned from the properties. We will revise our disclosure in the future to clarify this point.

10. Please disclose the total amount of amortization expense per equivalent physical unit, or explain to us where such information is disclosed in the document. Refer to Regulation S-X, Rule 4-10(c) (7) (i).

RESPONSE: We disclosed this information on page 22 of our 10-K in the table under the heading Volumes, Prices and Operating Expenses.

11. Please explain to us why you have included the pro-forma effects of the adoption of FAS 143 for 2003, given that you adopted FAS 143 as of January 1, 2003.

RESPONSE: To provide a meaningful comparison to our 2002 information, we presented pro-forma information for 2003, as if no cumulative effect of adopting SFAS No. 143 had been made. In our future filings, we will add a description above the pro forma table describing the adjustments in greater detail.

12. Please expand your disclosure to include information specific to your company, including when title transfers to the buyer, and industry specific information including how the company accounts for imbalances. Please ensure your revenue recognition disclosures are consistent with SAB Topic 13 B requirements and EITF 90-22.

RESPONSE: We will add the following additional disclosure to the Revenue Recognition section of Note 2 - Significant Accounting Policies in our future filings:

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         The Company  records  revenues  from the sales of natural gas and crude
         oil  when   delivery  to  the  customer  has  occurred  and  title  has transferred. This occurs when oil or gas has been delivered to a pipeline or a tank lifting has occurred. The Company uses the sales method to account for gas imbalances. Under this method, revenue is recorded on the basis of gas actually sold by the Company. In addition, the Company records revenue for its share of gas sold by other owners
         that   cannot  be   volumetrically   balanced  in  the  future  due  to
         insufficient remaining reserves. The Company also reduces revenue for other owners' gas sold by the Company that cannot be volumetrically balanced in the future due to insufficient remaining reserves. The Company's remaining over- and under-produced gas balancing positions are considered in the Company's proved oil and gas reserves. Gas imbalances at December 31, 2003 and 2004 were not significant.

13. Please include a discussion of the current status of the significant properties excluded from amortization, including the anticipated timing of the inclusion of the costs into the amortization calculation, or explain to us where a similar discussion can be found in the document. Refer to Regulation S-X, Rule 4-10(c)(7)(ii) for additional guidance.

RESPONSE: The paragraph under the unproved acreage reconciliation discloses that the Company plans to drill 20 wells in Utah during 2005 and is considering several options for its Wyoming and California acreage such as the farm-out of some of its acreage and other similar type transactions. With respect to the wells that we plan to drill in Utah, we discuss our drilling plans under "Item
2. Description of Property--Riverbend Project," and "Item 7. Management's Discussion and Analysis--Overview" and "--Liquidity and Capital Resources." At this time, the Company has no activities with respect to the properties excluded from amortization located in Wyoming or California and does not have any definitive plans with respect to these properties. We continue to evaluate options with respect to these properties, however, we cannot provide any guidance with respect to timing as to development or disposition until we formulate our plans. In our future filings, we will include additional disclosure with respect to the timing of these projects and the inclusion of costs in our amortization calculation as we solidify our plans.

14. We note from your disclosure that you have issued stock options to consultants of the company. Please note that under FAS 123 P. 8, except for transactions with employees, all transactions in which goods or services are received for the issuance of equity instruments shall be accounted for based on the fair value of the consideration received or the fair value of the equity instruments, and recognized in income. From your FAS 123 pro-forma disclosure in footnote one and the disclosure of the amount of compensation expense for restricted stock found in footnote eight, it appears that the only amount of compensation expense recognized by the company relates to the issuance of restricted stock. Please explain to use if you have accounted for the options issued to consultants under the provisions of FAS 123. If so, please clearly indicate this throughout the document. If not, please provide us what the fair value of such options would be calculated under FAS 123.

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RESPONSE:  We have  accounted for the options  issued to  consultants  under the provisions  of FAS 123.  Because  this  expense is not  properly  classified  as
compensation,   we  included  the  expense  associated  with  these  options  as consulting expense in the accompanying financial statements. The FAS 123 pro forma disclosure in Note 2 represents the compensation expense related to the Company's employees and excludes any amounts paid to consultants. We will clarify this disclosure in our future filings.

15. We note in your disclosures that "your Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective. Disclosure controls and procedures are controls and procedures that are designed to ensure that information required to be disclosed in Company reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms." Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding the required disclosure. See Exchange Act Rule 13a-15(e) for further guidance.

RESPONSE: We have clarified the above referenced disclosure in our amendment to our annual report on Form 10-K/A to state that the certifying officers concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclose in the Company's Exchange Act reports are accumulated and communicated to management, including the chief executive officer and chief financial officer, to allow timely decisions required the required disclosure. Please see the attached Item 9A disclosure, which we will include in our amendment to our annual report on Form 10-K/A.

16. In light of the fact that material weaknesses existed with respect to the areas identified, explain to us and disclose in reasonable detail the basis for the officers' conclusions that the company's disclosure controls and procedures were effective as of the end of the period covered by the report.

RESPONSE: The material weaknesses identified by management with respect to its internal controls over financial reporting existed because of either an insufficient segregation of duties or insufficient documentation of controls. However, the certifying officers believe that these weaknesses were mitigated by other informal procedures carried out by management with respect to the oversight of financial reporting, which are detailed in the attached Item 9A disclosure. As such, the certifying officers concluded that the identified weaknesses did not prevent the information required to be disclosed by the Company in its filings with the Commission from being recorded, processed, summarized and reported within the required time periods. Therefore, despite the identification of weaknesses, the certifying officers were able to conclude that the Company's disclosure controls and procedures were effective. Please see the attached Item 9A disclosure, which we will include in our amendment to our annual report on Form 10-K/A.

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17.  Disclose when the material  weaknesses were  identified,  by whom they were identified and when the material weaknesses first began.

RESPONSE:  We have included disclosure  responsive to the Staff's comment in our
Item 9A disclosure attached hereto, which we will include in our amendment to our annual report on Form 10-K/A.

18. Disclose in greater detail the nature of material weaknesses identified during your evaluation. In this regard, also disclose the specific steps you have taken, if any, to remediate the material weaknesses and disclose whether you believe the material weaknesses still exists at the end of the period covered by the report or when you expect to complete the remediation of the material weaknesses.

RESPONSE: Please refer to the attached Item 9A disclosure, which we will include in our amendment to our annual report on Form 10-K/A.


If you have any questions or comments, please call me at (303) 483-0044.

Sincerely,


/s/ W. King Grant
W. King Grant
Chief Financial Officer and
Executive Vice President


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